UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
January 1, 2001 to March 31,2001
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period January 1, 2001 through March 31, 2001.

                                1st QUARTER 2001
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                         SWEPCO               PSO                 CPL                 TOTAL
            JANUARY                               226                   0                   1                   227
            FEBRUARY                              325                   0                   3                   328
            MARCH                                  97                 242                 204                   543

            TOTAL                                 648                 242                 208                 1,098

B. AMOUNT OF EXPENDITURES
    DETAIL                               SWEPCO               PSO                 CPL                 TOTAL
      DIRECT LABOR -
            JANUARY                      $44,900.51             $200.88          $1,703.19            $46,804.58
            FEBRUARY                      48,612.18            1,448.31               9.93             50,070.42
            MARCH                         44,750.79           12,887.11          16,985.28             74,623.18

            TOTAL                       $138,263.48          $14,536.30         $18,698.40           $171,498.18

      DIRECT MATERIAL -
            JANUARY                     $100,679.76               $0.00            $104.53           $100,784.29
            FEBRUARY                      68,698.46                  -                  -              68,698.46
            MARCH                         37,085.53           19,383.52          59,299.44            115,768.49

            TOTAL                       $206,463.75          $19,383.52         $59,403.97           $285,251.24

      OTHER DIRECT EXPENSES -
            JANUARY                     ($65,623.61)         $42,778.44          $4,551.70           ($18,293.47)
            FEBRUARY                    (200,685.78)          (9,448.58)          7,033.53           (203,100.83)
            MARCH                          4,830.65           18,376.81          16,425.47             39,632.93

            TOTAL                      ($261,478.74)         $51,706.67         $28,010.70          ($181,761.37)

      INDIRECT EXPENSES SHARED ON
      COST RATIO
            JANUARY                      $50,661.82             $226.56          $1,921.76            $52,810.14
            FEBRUARY                      65,916.16            1,962.07              13.58             67,891.81
            MARCH                         70,737.42           20,370.77          26,846.48            117,954.67

            TOTAL                       $187,315.40          $22,559.40         $28,781.82           $238,656.62

      TOTAL EXPENDITURES
            JANUARY                     $130,618.48          $43,205.88          $8,281.18           $182,105.54
            FEBRUARY                     (17,458.98)          (6,038.20)          7,057.04            (16,440.14)
            MARCH                        157,404.39           71,018.21         119,556.67            347,979.27

            TOTAL                       $270,563.89         $108,185.89        $134,894.89           $513,644.67


C. COMPUTATION OF COST RATIO             SWEPCO               PSO                 CPL                 TOTAL
      OCTOBER 2001
            DIRECT LABOR                $44,900.51              $200.88          $1,703.19            $46,804.58
            COST RATIO                   95.93%               00.43%             03.64%               100.00%

      NOVEMEBR 2001
            DIRECT LABOR                $48,612.18            $1,448.31              $9.93            $50,070.42
            COST RATIO                   97.09%               02.89%             00.02%               100.00%

      DECEMBER 2001
            DIRECT LABOR                $44,750.79           $12,887.11         $16,985.28            $74,623.18
            COST RATIO                   59.97%               17.27%             22.76%               100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, Southwestern Electric Power
Company has duly caused this report to be signed on its behalf on this the 15th day of May, 2001.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Armando Pena
                                        Armando Pena
                                        Treasurer

                                INDEX TO EXHIBITS




    Exhibit                                                      Transmission
    Number                     Exhibit                              Method


      1    January 2001 statement furnished by SWEPCO to        Electronic
                PSO and CPL detailing PSO and CPL's rail car charges

      2    February 2001 statement furnished by SWEPCO to       Electronic
                PSO and CPL detailing PSO and CPL's rail car charges

      3    March 2001 statement furnished by SWEPCO to          Electronic
                PSO and CPL detailing PSO and CPL's rail car charges

                             CENTRAL AND SOUTH WEST SERVICES, INC                         Exhibit 1
                                P.O. BOX 21928 TULSA, OKLAHOMA                           Page 1 of 4
                               TELEPHONE NUMBER (918) 594 - 2000

                           STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                              AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

January 2001

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              226         PSO      0     CPL              1

B.  AMOUNT OF EXPENDITURES:                                                           SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                  $100,679.76
PR4018  Stores Salvage - SWEPCO                                                               (94,084.21)
PR4101  Direct Labor to SWEPCO Coal Cars                                                       34,502.39
PR4101  Charges Other than Direct Labor                                                             9.02
PR4104  Direct Labor to Rework SWEPCO Material                                                 10,398.12
PR4104  Charges Other than Direct Labor                                                             4.36
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                         0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                               0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                       13,372.12
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                   5,130.95
PR4238  Depreciation Expense - SWEPCO                                                               0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                      0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                 8,403.15
PR4272  Switching Fees - SWEPCO                                                                 1,541.00
PR4277  Repainting Coal Cars - SWEPCO                                                               0.00

                 Total 100% SWEPCO Costs                                                      $79,956.66


COSTS ASSIGNED 100% TO CPL:                                                           CPL

PR4003   Direct Material to CPL Coal Cars                                                        $104.53
PR4014   Inventory Carrying Charges - CPL                                                       1,354.51
PR4021   Stores Salvage - CPL                                                                 (10,607.02)
PR4105   Direct Labor to CPL Coal Cars                                                          1,698.87
PR4105   Charges Other than Direct Labor                                                            3.73
PR4106   Direct Labor to Rework CPL Material                                                        4.32
PR4106   Charges Other than Direct Labor                                                            1.13
PR4216   Ad Valorem Taxes - Facility - Direct - CPL                                                 0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                              0.00
PR4218   Payroll taxes - Direct Labor - CPL                                                         0.00
PR4240   Depreciation Expense - CPL                                                                 0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                  13,799.35
PR4274   Switching Fees - CPL                                                                       0.00
PR4279   Repainting Coal Cars - CPL                                                                 0.00

                 Total 100% CPL Costs                                                          $6,359.42

                                                                                          Exhibit 1
                                                                                         Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                           PSO

PR4002  Direct Material to PSO Coal Cars                                                           $0.00
PR4015  Inventory Carrying Charges - PSO                                                        2,108.92
PR4019  Stores Salvage - PSO                                                                   14,684.55
PR4102  Direct Labor to PSO Coal Cars                                                               0.00
PR4102  Charges Other than Direct Labor                                                             0.00
PR4103  Direct Labor to Rework PSO Material                                                       200.88
PR4103  Charges Other than Direct Labor                                                             1.05
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                  0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                               0.00
PR4231  Payroll Taxes - Direct Labor - PSO                                                          0.00
PR4239  Depreciation Expense - PSO                                                                  0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                   22,723.47
PR4273  Switching Fees - PSO                                                                    3,260.45
PR4278  Repainting Coal Cars - PSO                                                                  0.00

                Total 100% PSO Costs                                                          $42,979.32

                                                                                          Exhibit 1
                                                                                         Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                           SHARED


PR4010  Shop Material                                                                          $2,390.40
PR4011  Small Tools                                                                               973.62
PR4012  Facility Maintenance - Material                                                           845.59
PR4013  Sale of Scrap (Cr.)                                                                         0.00
PR4016  Switch Engine Operation and Maintenance                                                 1,303.06
PR4017  Equipment Operation and Maintenance                                                     2,644.37
PR4020  Stores Salvage - Joint                                                                      0.00
PR4110  Supervision                                                                            10,343.56
PR4111  Clerical                                                                                2,959.47
PR4112  Training and Safety                                                                       370.10
PR4113  General Shop Labor                                                                      2,588.30
PR4114  Facility Maintenance - Labor                                                            2,901.60
PR4116  Switch Engine Operation and Maintenance                                                 3,928.57
PR4201  Ad Valorem Taxes - Facility                                                                 0.00
PR4520  Land Cr.                                                                                    0.00
PR4206  Data Processing Charges                                                                   574.40
PR4207  General Office Overhead                                                                   583.05
PR4210  Employee Activities                                                                       910.74
PR4211  Employee Expenses                                                                       1,147.05
PR4212  Employee Fringe Benefits                                                                  279.58
PR4215  Employee Sick Benefits                                                                      0.00
PR4220  Injuries and Damages                                                                        0.00
PR4221  Insurance - Liability and Property                                                          0.00
PR4225  Maintenance of Facilities (Contracted)                                                  1,840.00
PR4226  Office Supplies and Expenses                                                            2,166.49
PR4232  Payroll Taxes - Other                                                                       0.00
PR4233  Special Services                                                                            0.00
PR4234  Utilities - Heat, Light, Power and Water                                               13,193.24
PR4235  Utilities - Telephone                                                                     691.20
PR4236  Vehicle Expense                                                                            50.75
PR4237  Depreciation Expense                                                                        0.00
PR4250  Miscellaneous                                                                             125.00
PR4262  Lease - Basic - All Except Coal Cars                                                        0.00
PR4264  Lease - Supplemental Expenses - Facility                                                    0.00
               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                   $52,810.14

              SWEPCO                                 95.93%                                   $50,661.82

              CPL                                     3.64%                                    $1,921.76

              PSO                                     0.43%                                      $226.56


                                                                                          Exhibit 1
                                                                                         Page 4 of 4

              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                           0.00


                          TOTAL COSTS FOR THE MONTH
                        SWEPCO                                                               $130,618.48

                        CPL                                                                    $8,281.18

                        PSO                                                                   $43,205.88



C. COMPUTATION OF COST RATIO:




101, 104      Direct Labor SWEPCO     $44,900.51            95.93 %   SWEPCO

105, 106      Direct Labor CPL          1,703.19             3.64     CPL

102, 103      Direct Labor PSO            200.88             0.43     PSO

              Total Direct Labor      $46,804.58           100.00 %

                            CENTRAL AND SOUTH WEST SERVICES, INC                          Exhibit 2
                               P.O. BOX 21928 TULSA, OKLAHOMA                            Page 1 of 4
                             TELEPHONE NUMBER (918) 594 - 2000

                          STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                             AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

February 2001

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              325         PSO      0     CPL                      3

B.  AMOUNT OF EXPENDITURES:                                                          SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                   $68,698.46
PR4018  Stores Salvage - SWEPCO                                                              (256,580.96)
PR4101  Direct Labor to SWEPCO Coal Cars                                                       36,600.97
PR4101  Charges Other than Direct Labor                                                             0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                 12,011.21
PR4104  Charges Other than Direct Labor                                                             0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                         0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                               0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                        9,302.41
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                   3,569.40
PR4238  Depreciation Expense - SWEPCO                                                               0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                      0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                42,087.33
PR4272  Switching Fees - SWEPCO                                                                   936.04
PR4277  Repainting Coal Cars - SWEPCO                                                               0.00

                 Total 100% SWEPCO Costs                                                     ($83,375.14)


COSTS ASSIGNED 100% TO CPL:                                                          CPL

PR4003   Direct Material to CPL Coal Cars                                                          $0.00
PR4014   Inventory Carrying Charges - CPL                                                       1,362.92
PR4021   Stores Salvage - CPL                                                                   5,134.92
PR4105   Direct Labor to CPL Coal Cars                                                              0.00
PR4105   Charges Other than Direct Labor                                                            0.00
PR4106   Direct Labor to Rework CPL Material                                                        9.93
PR4106   Charges Other than Direct Labor                                                            0.00
PR4216   Ad Valorem Taxes - Facility- Direct- CPL                                                   0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                              1.91
PR4218   Payroll taxes - Direct Labor - CPL                                                         0.73
PR4240   Depreciation Expense - CPL                                                                 0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                     533.05
PR4274   Switching Fees - CPL                                                                       0.00
PR4279   Repainting Coal Cars - CPL                                                                 0.00

                 Total 100% CPL Costs                                                          $7,043.46


                                                                                          Exhibit 2
                                                                                         Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                          PSO

PR4002  Direct Material to PSO Coal Cars                                                           $0.00
PR4015  Inventory Carrying Charges - PSO                                                        2,122.02
PR4019  Stores Salvage - PSO                                                                  (11,432.88)
PR4102  Direct Labor to PSO Coal Cars                                                               0.00
PR4102  Charges Other than Direct Labor                                                             0.00
PR4103  Direct Labor to Rework PSO Material                                                     1,448.31
PR4103  Charges Other than Direct Labor                                                             0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                  0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                             277.18
PR4231  Payroll Taxes - Direct Labor - PSO                                                        106.34
PR4239  Depreciation Expense - PSO                                                                  0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                     (521.24)
PR4273  Switching Fees - PSO                                                                        0.00
PR4278  Repainting Coal Cars - PSO                                                                  0.00

                Total 100% PSO Costs                                                          ($8,000.27)

                                                                                          Exhibit 2
                                                                                         Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                          SHARED


PR4010  Shop Material                                                                            $732.16
PR4011  Small Tools                                                                                48.10
PR4012  Facility Maintenance - Material                                                            54.93
PR4013  Sale of Scrap (Cr.)                                                                         0.00
PR4016  Switch Engine Operation and Maintenance                                                 1,743.62
PR4017  Equipment Operation and Maintenance                                                     1,379.59
PR4020  Stores Salvage - Joint                                                                      0.00
PR4110  Supervision                                                                            12,013.26
PR4111  Clerical                                                                                4,502.81
PR4112  Training and Safety                                                                     3,290.22
PR4113  General Shop Labor                                                                      3,732.45
PR4114  Facility Maintenance - Labor                                                            5,924.13
PR4116  Switch Engine Operation and Maintenance                                                 7,648.72
PR4201  Ad Valorem Taxes - Facility                                                                 0.00
PR4203 Taxes - Other                                                                                0.00
PR4601  Sale of Crops                                                                               0.00
PR4206  Data Processing Charges                                                                   574.40
PR4207  General Office Overhead                                                                   583.05
PR4210  Employee Activities                                                                         0.00
PR4211  Employee Expenses                                                                           0.00
PR4212  Employee Fringe Benefits                                                                7,458.89
PR4215  Employee Sick Benefits                                                                      0.00
PR4220  Injuries and Damages                                                                        0.00
PR4221  Insurance - Liability and Property                                                      1,002.25
PR4225  Maintenance of Facilities (Contracted)                                                    920.00
PR4226  Office Supplies and Expenses                                                              833.91
PR4232  Payroll Taxes - Other                                                                   2,724.96
PR4233  Special Services                                                                            0.00
PR4234  Utilities - Heat, Light, Power and Water                                               11,999.62
PR4235  Utilities - Telephone                                                                     617.52
PR4236  Vehicle Expense                                                                            29.59
PR4237  Depreciation Expense                                                                        0.00
PR4250  Miscellaneous                                                                              77.63
PR4262  Lease - Basic - All Except Coal Cars                                                        0.00
PR4264  Lease - Supplemental Expenses - Facility                                                    0.00
               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                   $67,891.81

              SWEPCO                                 97.09%                                   $65,916.16

              CPL                                     0.02%                                       $13.58

              PSO                                     2.89%                                    $1,962.07


                                                                                          Exhibit 2
                                                                                         Page 4 of 4

              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                           0.00


                          TOTAL COSTS FOR THE MONTH
                        SWEPCO                                                               ($17,458.98)

                        CPL                                                                    $7,057.04

                        PSO                                                                   ($6,038.20)



C. COMPUTATION OF COST RATIO:




101, 104      Direct Labor SWEPCO        $48,612.18         97.09 %   SWEPCO

105, 106      Direct Labor CPL                 9.93          0.02 %   CPL

102, 103      Direct Labor PSO             1,448.31          2.89 %   PSO

              Total Direct Labor         $50,070.42        100.00 %

                                    CENTRAL AND SOUTH WEST SERVICES, INC                            Exhibit 3
                                       P.O. BOX 21928 TULSA, OKLAHOMA                              Page 1 of 4
                                     TELEPHONE NUMBER (918) 594 - 2000

                                   STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                                      AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

  March 2001

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO                  97          PSO      242     CPL               204

B.  AMOUNT OF EXPENDITURES:                                                                   SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                              $37,085.53
PR4018  Stores Salvage - SWEPCO                                                                          (64,224.98)
PR4101  Direct Labor to SWEPCO Coal Cars                                                                  30,362.93
PR4101  Charges Other than Direct Labor                                                                        0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                            14,387.86
PR4104  Charges other than Direct Labor                                                                        0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                                    0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                          0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                   8,563.50
PR4230  Payroll Taxes - Direct Labor - SWEPCO                                                              3,285.86
PR4238  Depreciation Expense - SWEPCO                                                                          0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                                 0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                           55,711.22
PR4272  Switching Fees - SWEPCO                                                                            1,495.05
PR4277  Repainting Coal Cars - SWEPCO                                                                          0.00

                 Total 100% SWEPCO Costs                                                                 $86,666.97


COSTS ASSIGNED 100% TO CPL:                                                                   CPL

PR4003   Direct Material to CPL Coal Cars                                                                 59,299.44
PR4014   Inventory Carrying Charges - CPL                                                                  1,436.44
PR4021   Stores Salvage - CPL                                                                             (2,453.40)
PR4105   Direct Labor to CPL Coal Cars                                                                    13,786.84
PR4105   Charges Other thanDirect Labor                                                                        0.00
PR4106   Direct Labor to Rework CPL Material.                                                              3,198.44
PR4106   Charges Other than Direct Labor                                                                       0.00
PR4216   Ad Valorem Taxes - Facility - Direct - CPL                                                            0.00
PR4217   Employee Fringe Benefits - Direct Labor - CPL                                                     3,250.31
PR4218   Payroll taxes - Direct Labor - CPL                                                                1,247.16
PR4240   Depreciation Expense - CPL                                                                            0.00
PR4269   Outside Maintenance of CPL Coal Cars                                                             11,435.88
PR4274   Switching Fees - CPL                                                                              1,509.08
PR4279   Repainting Coal Cars - CPL                                                                            0.00

                 Total 100% CPL Costs                                                                    $92,710.19


                                                                                                    Exhibit 3
                                                                                                   Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                                   PSO

PR4002  Direct Material to PSO Coal Cars                                                                 $19,383.52
PR4015  Inventory Carrying Charges - PSO                                                                   2,236.48
PR4019  Stores Salvage - PSO                                                                              (7,900.87)
PR4102  Direct Labor to PSO Coal Cars                                                                     10,560.81
PR4102  Charges Other than Direct Labor                                                                        0.00
PR4103  Direct Labor to Rework PSO Material                                                                2,326.30
PR4103  Charges Other than Direct Labor                                                                        0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                             0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                      2,466.05
PR4231  Payroll Taxes - Direct Labor - PSO                                                                   946.24
PR4239  Depreciation Expense - PSO                                                                             0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                              20,394.89
PR4273  Switching Fees - PSO                                                                                 234.01
PR4278  Repainting Coal Cars - PSO                                                                             0.00

                Total 100% PSO Costs                                                                     $50,647.43

                                                                                                    Exhibit 3
                                                                                                   Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                   SHARED


PR4010  Shop Material                                                                                     $8,606.20
PR4011  Small Tools                                                                                          183.14
PR4012  Facility Maintenance - Material                                                                      545.73
PR4013  Sale of Scrap (Cr.)                                                                                    0.00
PR4016  Switch Engine Operation and Maintenance                                                            2,048.21
PR4017  Equipment Operation and Maintenance                                                                7,197.32
PR4020  Stores Salvage - Joint                                                                                 0.00
PR4110  Supervision                                                                                       21,348.70
PR4111  Clerical                                                                                           6,514.99
PR4112  Training and Safety                                                                                2,440.82
PR4113  General Shop Labor                                                                                 5,542.89
PR4114  Facility Maintenance - Labor                                                                       9,795.50
PR4116  Switch Engine Operation and Maintenance                                                           14,092.45
PR4201  Ad Valorem Taxes - Facility                                                                            0.00
PR4520  Land Cr.                                                                                               0.00
PR4206  Data Processing Charges                                                                              574.40
PR4207  General Office Overhead                                                                              583.05
PR4210  Employee Activities                                                                                  203.11
PR4211  Employee Expenses                                                                                  1,258.32
PR4212  Employee Fringe Benefits                                                                          11,444.38
PR4215  Employee Sick Benefits                                                                                 0.00
PR4220  Injuries and Damages                                                                                   0.00
PR4221  Insurance - Liability and Property                                                                 1,570.56
PR4225  Maintenance of Facilities (Contracted)                                                             2,760.00
PR4226  Office Supplies and Expenses                                                                       1,723.00
PR4232  Payroll Taxes - Other                                                                              4,391.61
PR4233  Special Services                                                                                       0.00
PR4234  Utilities - Heat, Light, Power and Water                                                          14,384.82
PR4235  Utilities - Telephone                                                                                652.19
PR4236  Vehicle Expense                                                                                        0.00
PR4237  Depreciation Expense                                                                                   0.00
PR4250  Miscellaneous                                                                                         93.28
PR4262  Lease - Basic - All Except Coal Cars                                                                   0.00
PR4264  Lease - Supplemental Expenses - Facility                                                               0.00
               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                             $117,954.67

                SWEPCO                                       59.97%                                      $70,737.42

                CPL                                          22.76%                                      $26,846.48

                PSO                                          17.27%                                      $20,370.77


                                                                                                    Exhibit 3
                                                                                                   Page 4 of 4

                Capital Recovery on Capital Expenditures not
                 Covered Under Lease Agreement {Cost Ratio}                                                    0.00


                            TOTAL COSTS FOR THE MONTH
                           SWEPCO                                                                       $157,404.39

                           CPL                                                                          $119,556.67

                           PSO                                                                           $71,018.21




C. COMPUTATION OF COST RATIO:




101, 104        Direct Labor SWEPCO      $44,750.79         59.97 %   SWEPCO

105, 106        Direct Labor CPL          12,887.11         17.27 %   CPL

102, 103        Direct Labor PSO          16,985.28         22.76 %   PSO

                Total Direct Labor       $74,623.18        100.00 %